NAME OF REGISTRANT: Bloomin’ Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Bloomin’ Brands, Inc. 2020 Proxy Statement:

Issue Report Assessing Efforts to Mitigate Supply Chain Greenhouse Gas Emissions

Bloomin’ Brands, Inc. Symbol: BLMN

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the deforestation-related proposal filed at Bloomin’ Brands, Inc. (hereby referred to as “Bloomin’” or “the Company”) in the 2020 proxy statement asking the Company to improve efforts to mitigate supply chain greenhouse gas emissions, with particular attention to addressing supply chain deforestation and land use change. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, regulatory, reputational, and competitive risks.

Resolved: Shareholders request that the Board of Directors issue a report to investors by October 31, 2020 at reasonable expense and excluding proprietary information, assessing how the company could increase the scale, pace, and rigor of efforts to mitigate supply chain greenhouse gas emissions, inclusive of deforestation and land use change.

Supporting Statement: Proponents suggest that the Board of Directors consider including indicators in the report such as:

•	Greenhouse gas emissions reduction targets associated with Bloomin’s supply chains;
•	Any progress toward specific no-deforestation policies for all relevant commodities in its global operations;
•	Reporting progress toward these goals reported through CDP or similar platforms; and
•	Any proactive implementation efforts by the company, such as time-bound plans, verification processes, or non-compliance protocols.

RATIONALE FOR A “YES” VOTE:

1.	Mitigation of operational and regulatory risks: The environmental impacts caused by deforestation can reduce agricultural productivity. Regulatory responses aimed at mitigating deforestation and the effects of climate change can lead to supply chain disruptions and associated expenses.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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2.	Mitigation of reputational risks, including potential loss of market access: Failure to adequately mitigate supply chain greenhouse gas emissions exposes Bloomin’ to numerous risks, including shifting consumer demand and public awareness campaigns targeting companies linked to deforestation. Growing global concern about the environmental, social, and climate-related impacts of deforestation is shifting public perception on corporate sustainability.
3.	Competitive disadvantage: Bloomin’ lacks public commitments on deforestation and is consequently ceding competitive advantage to its peers, which have identified deforestation risk as material and set and made progress toward no-deforestation targets.

Shareholders are urged to vote FOR the proposal.

BACKGROUND

Deforestation is primarily caused by cutting down forests to grow commodity crops like soybeans, palm oil, and timber and to raise cattle for the production of beef.1 According to Chain Reactions Research, it is imperative that investors and banks pay attention to deforestation as it is “largely driven by specific economic activities and is thus a sector-specific risk.”2

In its 2019 10-K, Bloomin’ identifies increased commodity costs, changing consumer preferences, reputational perception, and failure to compete effectively, including against quick service and fast casual restaurants, as risk factors that could “materially and adversely affect” Bloomin’s business.3 These risk factors are all exacerbated by exposure to deforestation.

Deforestation significantly degrades the environment and is a leading contributor to climate change. Environmental degradation and climate change impair agricultural production, which potentially poses a material risk to Bloomin’s sourcing operations. Deforestation is linked to soil erosion and disrupted rainfall patterns, which can compromise agricultural yields.

Furthermore, public awareness campaigns are bringing more consumer, investor, and regulatory attention to the environmental and social problems associated with deforestation. In response to the risks posed by deforestation, peer companies such as McDonald’s and Yum! Brands have set goals and made significant progress toward their targets for mitigating deforestation exposure and greenhouse gas emissions. In contrast, Bloomin’ has no public commitments on deforestation or greenhouse gas emissions. Proponents fear that Bloomin’s lack of deforestation or emissions policies may expose the Company to material risks.

1. OPERATIONAL AND REGULATORY RISKS – ELIMINATING DEFORESTATION RISK CAN BUFFER THE COMPANY AGAINST COMPROMISED SUPPLY CHAINS AND REGULATORY RISK

Bloomin’ identified fluctuations in commodity availability and price, as well as the Company’s ability to comply with changing laws, as risk factors in its 2019 10-K.4 Meat, poultry, and fish are central menu items in Bloomin’s restaurants and are commodities which can be linked to deforestation directly or indirectly through feed (the majority of soy is used for animal feed).5 These commodities are subject to price volatility and changing availability in response to the impacts of deforestation and climate change. Deforestation and the associated effects of climate change negatively impact agricultural production,6 create volatility in commodity markets, generate risk for global food security,7 and pose risks to supply chain continuity for companies sourcing forest commodities. Deforestation and climate change are already causing adverse effects in key commodity-producing regions. The Company’s supply chains are also vulnerable to regulatory risk as more governments adopt policies, including on deforestation and greenhouse gas emissions, in alignment with the Paris Climate Accords. It is in Bloomin’s interests to anticipate these regulations, rather than be forced to react under potentially adverse market and regulatory conditions.

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Deforestation presents systemic operational risk to supply chain stability and commodity prices. Mitigating deforestation exposure correspondingly reduces financial risk.

•	Deforestation driven by commodity agriculture compromises medium- and long-term agricultural productivity, which influences commodity availability. Deforestation drives soil erosion, which has caused nearly 33 percent of the world’s adequate or high-quality food-producing land to be lost, threatening future commodity availability and agricultural productivity.[8] Bloomin’s deforestation exposure thus contributes to the Company’s own commodity shortages and costs.
•	Clearing land to expand agriculture has begun to undermine the present and future profitability of Brazilian farmers and cattle ranchers – and consumer goods companies that depend on their commodities. Bloomin’s main Brazilian beef suppliers, JBS and Marfrig, source soy for cattle feed from the Cerrado,[9] where deforestation has reduced rainfall over the last 30 years. In 2012-2013 and 2015-2016, drought reduced soy production by as much as 40 percent.10 11
•	Research by the investor network Farm Animal Investment Risk and Return (FAIRR) found that changing precipitation patterns are causing animal protein industries to “suffer” from changes in feed costs, irrigation restrictions, and reductions in herd size.[12] Reduced crop yields increase the cost of feed and force ranchers to reduce herd size, which, in turn, can increase the price of meat.[13]
•	The Intergovernmental Panel on Climate Change (IPCC) warned that climate change is reducing crop yields and risks putting the global food supply at risk. The IPCC highlights agriculture-driven deforestation as a key part of the problem.[14] Agricultural growth can by synchronous with sustainable sourcing practices: in the Amazon, soy production increased 400 percent while soy-driven deforestation declined.[15]

Bloomin’s current supply chain is increasingly vulnerable to regulatory enforcement and the changing regulatory landscape on deforestation and climate change.

Bloomin’s current sourcing arrangements are vulnerable to this impending wave of regulation, whether in the form of increased commodity costs or the need to find new suppliers when existing suppliers can no longer operate legally.

●	Bloomin’ sources beef from Marfrig and JBS, meat processors associated with illegal practices that operate in areas at high risk of deforestation.[16] JBS faced sanctions from the Brazilian government in 2017 for buying tens of thousands of cattle from illegally deforested areas in the Amazon. [17] A 2019 investigation from Repórter Brasil found both JBS and Marfrig have purchased cattle from ranches associated with illegal deforestation and slave labor.[18]
●	The amount of climate change-related legislation has been increasing globally, from 72 laws and policies in 1997 to more than 1,500 in 2018.[19] The London School of Economics found that all 197 countries which signed the landmark Paris Agreement now have at least one law in place to limit global temperatures.[20]
●	The United Nations’ Principles for Responsible Investment has forecast “inevitable policy responses” to climate change as pressure mounts on governments. Since all scenarios for meeting global emissions reductions targets require ending deforestation,[21] more legislation on deforestation can reasonably be expected.[22]

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2. REPUTATIONAL RISKS -- A COMMITMENT TO ADDRESS DEFORESTATION COULD IMPROVE THE COMPANY’S SOCIAL LICENSE TO OPERATE

Bloomin’s “ability to effectively respond to changes in patterns of consumer traffic, consumer tastes and dietary habits” is a risk factor that the company identifies in its 10-K.23 Growing global concern about the environmental, social, and climate-related impacts of deforestation and greenhouse gas emissions is shifting public perception on corporate sustainability and is changing consumer purchasing habits. Negative attention from media and NGO campaigns is increasing the public profile of deforestation as an environmental concern, and can influence consumer behavior. Bloomin’ lacks policies for forest-risk commodities, heightening its potential for reputational damage. Bloomin’ could mitigate these risks by adopting and implementing policies to mitigate their exposure to deforestation.

Companies linked to deforestation may receive negative attention, impairing brand reputation.

●	Major media outlets, including The New York Times[24] and Bloomberg,[25] as well as risk analysis platforms like Chain Reaction Research, are increasingly covering deforestation, exposing laggard companies to reputational risk.
●	Chain Reaction Research, which analyzes financial risk in soft commodity supply chains, has calculated that reputation events can impact company value by as much as 30 percent.[26] JBS’s stock price fell 25 percent in 2017 after JBS purchased cattle from illegally deforested regions in Brazil; continued lack of progress on transparency and zero deforestation contributed to continued downward pressure on share price.[27]
●	Influential NGOs have targeted companies, including restaurant brands with exposure to deforestation, in high-profile campaigns. Bloomin’ peer Burger King, for example, was the subject of an anti-deforestation campaign led by a coalition of NGOs, including Mighty Earth and the Union of Concerned Scientists.[28] Burger King was subsequently featured prominently in critical articles about deforestation in the BBC[29] and the Guardian, where Burger King made the headline for its supply chain impact.[30] The attention ultimately forced Restaurant Brands International, Burger King’s parent company, to adopt new sustainability commitments.
●	Conversely, where companies have strong policies in place, attention from NGOs can be an opportunity to demonstrate leadership and competitive advantage. McDonald's pledge to end deforestation in its supply chains was met with broad acclaim from NGO observers like the Union of Concerned Scientists[31] and the Environmental Defense Fund.[32] This endorsement was commended in major publications, such as Reuters,[33] that covered the company's no-deforestation commitment. An article in the Guardian, emphasized that the World Wildlife Fund praised McDonald's move and capacity to lead and influence its peers. [34]

Consumers are increasingly concerned about sustainability, expecting companies to act, and are shifting their purchasing practices accordingly.

●	More than two-thirds of restaurant customers “would be willing to pay more for a restaurant’s green practices,” according to 2014 survey.[35] The National Restaurant Association’s 2018 report on sustainability in the sector found that about half of consumers said that restaurants' sustainability efforts were “factors in choosing where to dine.”[36]
●	A 2018 survey found that 72 percent of Americans say global warming is important to them.[37]
●	A survey from Cone Communications found that 83 percent of shoppers consider sustainability when making food purchasing decisions.[38]

3. COMPETITIVE RISKS – BLOOMIN’S CURRENT PRACTICES and reporting ARE inadequate to address risks and protect shareholder value AND significantly lag behind peers

Bloomin’s efforts on supply chain sustainability lag well behind its peers, which have set and made significant progress toward achieving ambitious no-deforestation targets. The Company has no public statements or commitments on deforestation. By contrast, Bloomin’s peers are successfully responding to the pressures of changing consumer demand and operational, reputational, and regulatory risk, by increasing sustainability in their operations and supply chains. While the Board has drawn attention to the Company’s work on food waste and sustainable packaging, Bloomin’ has failed to address additional risks that peers evidently view as material. This failure to respond positions the Company as a laggard in the industry and leaves it at risk of competitive disadvantage.

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Bloomin’s current practices and disclosure are insufficient to inform consumers and investors of company risks and risk mitigation efforts.

●	In communications with Green Century Capital Management in December 2019, Bloomin’s VP of Corporate Affairs indicated that the company was “actively working on a public sourcing commitment and will update [its] website soon." The Company has since updated its website, though its published policies lack sufficient detail to communicate any clear targets and notably neglect to mention efforts on supply chain deforestation and Scope 3 emissions.[39] For example, the extent of Bloomin’s commitment to ingredient sourcing is to “strive to source only products that are raised in a sustainable, ethical, and humane manner.”[40]
●	Bloomin’s lack of transparency on its supply chain sourcing raises concerns about exposure. The Board has argued that Bloomin’s main beef suppliers avoid “sourcing beef from deforested areas,” but the Company sources beef from suppliers that operate in regions with high deforestation risk;[41] and one supplier, JBS, reduced the transparency of its supply-side reporting amid accusations of deforestation and corruption.[42]
●	Bloomin’ has scored well below competitors, such as McDonald’s and Yum! Brands, on platforms that assess soft commodity risk. SCRIPT, a platform used by financial institutions to analyze soft commodity risk exposure, flags Bloomin’ as “high-risk,” scoring the company 3.5 out of 100.[43] CDP Forests, a reporting framework supported by investors representing $87 trillion in assets, scored Bloomin’ an “F” across all forest-risk commodities in 2017, 2018, and 2019.[44]

In comparison, several of Bloomin’s key peers have strong commitments that significantly mitigate their deforestation risk.

The Company’s quick service peers have demonstrably mitigated their exposure to deforestation, giving them competitive advantages over Bloomin’ in terms of their ability to cater to consumer preferences for sustainable products, as well as the long-term stability of their supply chains.

●	McDonald's has a 2020 zero-net deforestation policy that covers all major forest-risk commodities, including palm oil, beef, timber, and soy. The policy relies on best sourcing practices of prohibiting deforestation, development on peatlands, and workforce exploitation (NDPE). The company is a member of the Roundtable on Sustainable Palm Oil (RSPO) and reports to its Annual Communications of Progress (ACOP) survey on palm oil sourcing.[45] It also signed the New York Declaration of Forests (NYDF) in 2015[46] and the Cerrado Manifesto in 2017.[47] McDonald’s scored 66.63/100 for soft commodity risk in SCRIPT.[48]
●	Yum! Brands has a zero net-deforestation commitment for palm oil used for cooking, which it successfully transitioned to at the end of 2018. It signed the NYDF in 2019,[49] expanding its commitments to soy and beef. CDP Forests scored Yum! an “A-” for palm oil and a “B” for timber. The company is a member of the RSPO and reports to its ACOP survey on palm oil sourcing.[50] Yum! also implemented time-bound, quantifiable emissions reductions targets and reporting in 2018, including reporting on upstream and downstream emissions across its value chain (Scope 3 emissions).
●	The Cheesecake Factory is committed to sourcing certified-sustainable palm oil by 2020 and establishing a buying preference for fully traceable palm oil that does not come from deforestation or clearing of high carbon stocks.[51] It is also working towards zero deforestation in the sourcing of its produce, cocoa, coffee, and tea.[52]
●	Restaruant Brands International (RBI) has a commitment to eliminate deforestation in its global supply chain by 2030, covering commodities including beef, soy, and coffee.[53] RBI is the parent company of Burger King, Popeyes, and Tim Hortons.

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●	Subway’s work on climate action acknowledges that eliminating deforestation is a prime opportunity to reduce the company’s greenhouse gas emissions.[54] Additionally, a majority of the company’s paper and paper-based packaging is made with post-consumer recycled material, reducing Subway’s reliance on virgin forest product.[55]

CONCLUSION

Bloomin’ lacks sufficient policies and disclosure of efforts to address the risks posed by greenhouse gas emissions and deforestation in its supply chain. Reporting on Bloomin’s ability to increase the scale, pace, and rigor of efforts to mitigate supply chain greenhouse gas emissions, inclusive of deforestation and land use change, would help the Company address competitive, reputational, and regulatory risk and the evolution of consumer preference.

The comparative weakness of Bloomin’s current policies when compared with peers does not adequately protect Bloomin’ or its investors from the risks associated with deforestation and greenhouse gas emissions. As competitors implement stronger initiatives to tackle exposure to deforestation within their own supply chains and as consumers continue to demonstrate demand for sustainably sourced products, the Company may be viewed as a laggard and lose customers and social license. As the environmental impacts of deforestation and climate change and rising consumer concerns become more pronounced, Bloomin’ may face significant business risks if it fails to more aggressively manage its exposure to deforestation and greenhouse gas emissions in its supply chains.

Bloomin’ has refused to meet with the proposal’s proponents, despite repeated requests. The opposition statement fails to alleviate shareholder concerns about the company’s management of supply chain deforestation and greenhouse gas emissions. The statement suggests that the Company views addressing supply chain deforestation as a distraction from work on risk mitigation and supply chain sustainability, even though competitors view deforestation both as a material risk and an effective way to “assist with the mitigation of supply chain greenhouse gas emissions.”56 In further contrast to peers, Bloomin’ does not publicly disclose information on how it is managing either the risks above or the efforts mentioned in its opposition statement.

By failing to institute an effective policy for supply chain emissions, Bloomin’ is increasingly vulnerable to these risk factors in a continually evolving consumer, competitive, and regulatory landscape. Reporting on the feasibility of adopting a Scope 3 emissions policy, including of land use change, and including transparency of all factors and stakeholders considered, is instrumental in addressing these risks.

Shareholders are urged to vote FOR the proposal asking Bloomin’ to improve its mitigation of climate change and initiate a no-deforestation policy.

For questions regarding this proposal, please contact Jessye Waxman, Green Century Capital Management, (617) 482-0800, jwaxman@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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1 https://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation

2 https://chainreactionresearch.com/reports/economic-drivers-of-deforestation-sectors-exposed-to-sustainability-and-financial-risks/

3 https://www.sec.gov/Archives/edgar/data/1546417/000154641718000042/blmn-123117_10k.htm#s72B8A8A83A70CD8B206C986CB683420E

4 https://investors.bloominbrands.com/node/10596/html

5 https://news.mongabay.com/2019/01/brazilian-hunger-for-meat-fattened-on-soy-is-deforesting-the-cerrado-report/

6 https://www.cdp.net/en/articles/media/leading-consumer-goods-companies-directly-linked-to-deforestation-soybean-cattle-paper-palm-oil

-risks-potential-threat-to-global-supply-chains

7 https://www.nytimes.com/2019/08/08/climate/climate-change-food-supply.html

8 http://www.reuters.com/article/2014/12/05/us-food-soil-farming-idUSKCN0JJ1R920141205

9 https://news.mongabay.com/2019/01/brazilian-hunger-for-meat-fattened-on-soy-is-deforesting-the-cerrado-report/

10 https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/

11 https://chainreactionresearch.com/report/cerrado-deforestation-disrupts-water-systems-poses-business-risks-for-soy-producers/

12 https://www.bloomberg.com/news/articles/2019-09-03/climate-change-is-already-costing-meat-and-dairy-producers-a-lot

13 http://wordpress.vermontlaw.edu/environmentalhealth/2014/04/16/climate-change-and-the-rise-in-beef-prices/

14 https://www.bloomberg.com/news/articles/2019-08-08/farmers-tree-cutters-also-add-to-climate-change-report-says

15 https://www.fairr.org/engagements/amazon-soy-moratorium/

16 https://chainreactionresearch.com/report/cattle-driven-deforestation-a-major-risk-to-brazilian-retailers/

17 https://www.climatechangenews.com/2017/03/31/troubled-meatpacker-jbs-sanctioned-amazon-deforestation/

18 https://news.mongabay.com/2019/09/worlds-biggest-meatpackers-buying-cattle-from-deforesters-in-amazon/

19 http://www.lse.ac.uk/GranthamInstitute/wp-content/uploads/2018/04/Global-trends-in-climate-change-legislation-and-litigation-2018-snapshot-2.pdf

20 http://www.climateaction.org/news/all-countries-of-the-paris-agreement-now-have-policies-to-fight-climate-cha

21 https://news.mongabay.com/2019/12/paris-accord-impossible-to-implement-if-tropical-forest-loss-not-stopped/

22 https://www.unpri.org/inevitable-policy-response/forecast-policy-scenario-macroeconomic-results/4879.article

23 https://investors.bloominbrands.com/node/10596/html

24 https://www.nytimes.com/2018/11/20/magazine/palm-oil-borneo-climate-catastrophe.html

25 https://www.bloomberg.com/quicktake/deforestation

26 https://chainreactionresearch.com/report/deforestation-driven-reputation-risk-could-become-material-for-fmcgs/

27 https://chainreactionresearch.com/the-chain-jbs-cancels-2018-subsidiary-ipo-suspends-slaughter-at-7-locations-while-investigations-continue/

28 http://www.mightyearth.org/burger-king-commits-to-stop-destroying-rainforestsin-13-years/

29 https://www.bbc.com/news/uk-49973997

30 https://www.theguardian.com/environment/2017/mar/01/burger-king-animal-feed-sourced-from-deforested-lands-in-brazil-and-bolivia

31 https://thinkprogress.org/mcdonalds-commits-to-zero-deforestation-throughout-its-entire-supply-chain-602fd24e4e86/

32 https://www.brandchannel.com/2015/04/22/mcdonalds-deforestation-042215/

33 https://www.reuters.com/article/us-retail-forests-food/burger-giant-mcdonalds-to-end-deforestation-in-supply-chain-idUSKBN0ND18420150422

34 https://www.theguardian.com/sustainable-business/2015/apr/21/mcdonalds-deforestation-global-supply-chain

35 https://journals.sagepub.com/doi/abs/10.1177/1096348014525632

36 https://restaurant.org/Downloads/PDFs/Research/sustainability_report_2018.pdf

37 http://climatecommunication.yale.edu/wp-content/uploads/2019/01/Climate-Change-American-Mind-December-2018.pdf

38 http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study

39 https://www.bloominbrands.com/our-commitment/our-environment

40 https://www.bloominbrands.com/our-commitment/our-ingredients

41 https://www.theguardian.com/environment/2019/dec/11/dont-invest-in-brazilian-meat-warn-deforestation-campaigners

42 https://chainreactionresearch.com/the-chain-jbs-backtracks-on-transparency-as-reputation-risks-grow/

43 Bloomin’ profile on Script. https://www.script.finance/tool/portfolio-risk/portfolios/company/5291

44 https://www.cdp.net/en/responses/44784?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Futf8%3D%25E2%259C%2593%26queries%255Bname%255D%3Dbloomin&queries%5Bname%5D=bloomin

45 https://rspo.org/members/908/McDonalds-Corporation

46 https://corporate.mcdonalds.com/corpmcd/scale-for-good/our-planet/conserving-forests.html

47 https://www.plantbasednews.org/news/giants-mcdonalds-unilever-sign-manifesto-calling-responsible-soy-production

48 McDonald’s profile on Script. https://www.script.finance/tool/portfolio-risk/portfolios/company/5292

49 https://www.yum.com/wps/portal/yumbrands/Yumbrands/news/company-stories/company-stories-by-year/!ut/p/z1/04_Sj9CPykssy0xPLMnMz0vMAfIjo8ziLQK9jTwM_A38DMws3AwCPZ1NfFx8DIwtfc30w8EKDHAARwP9KGL041EQhd_4cP0ovFY4GqErsAh1NjUINDL09vRxMzc0CDVEV-Bv4W9mEOjsbOzhFWhubBFgBlWAxxUFuaERBpme6QCUxJmX/?1dmy&mapping=%2FYumbrands%2Fnews%2Fcompany-stories&urile=wcm%3Apath%3A%2FYum_News_For_YumCom%2FShared%2BNews%2FYum%2BBrands%2Bendorses%2BNew%2BYork%2BDeclaration%2Bon%2BForests%2Bexpands%2Bdeforestation%2Bcommitments

50 https://rspo.org/members/7011/YUM-Brands-Inc

51 https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing

52 https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing

53 https://www.rbi.com/Responsible-Sourcing/Index?KeyGenPage=419600

54 https://www.subway.com/en-US/AboutUs/SocialResponsibility/EnvironmentalLeadership#ClimateAction

55 https://www.subway.com/en-US/AboutUs/SocialResponsibility/EnvironmentalLeadership#SustainablePackaging

56 Bloomin’ Brand’s Board of Director’s Opposition Statement to this stockholder proposal